TabacaleraYsidron, Inc.

100 Europa Drive, Ste. 455

Chapel Hill, NC 27517

July 29, 2014

VIA EDGAR

John Dana Brown, Attorney Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	TabacaleraYsidron, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed May 15, 2014

File No. 333-192060

Dear Mr. Brown:

We are in receipt of your comment letter dated July 9, 2014 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	We note your response to our prior comment 2. In regard to your statement that you are a sales broker because you have no control or possession of the product that is sent to buyers, please explain the statement on page 11 that “[a]ll the Company’s existing and planned manufacturing operations and the sources of all its tobacco are located in the Nicaragua,” as this implies that you are a manufacturer. Please also clarify how you have no control or possession of cigars in light of your disclosure on page 26 that “[t]he Company has purchased cigars from Plasencia, a cigar manufacturer in Esteli, Nicaragua.”

Answer:

There has been some discrepancy in the use of language regarding the business. We have used the term, “manufacture”, “produce” and “distribute” in inappropriate ways to describe the function of the business. Our Company designs a cigar with the manufacturer in Nicaragua, Plasencia, and then we find wholesalers who will carry the brands in the US. When there are orders for cigars the wholesaler will place the order with the manufacturer and have the cigar delivered directly to their facility for distribution to the retail customers. We have gone through and cleaned up the discrepancies in the S1.

2.	We note that a press release from December 14, 2012, indicates that Epicurean Cigars and Emilio Cigars entered into a distribution agreement and that distribution of Epicurean Cigars shifted to the Emilio Cigars facility during the first week of January, 2013. Please tell us why this arrangement has not been discussed, and how it aligns with the characterization of your Company as a broker.

Answer:	This was an announcement made by the prior president of the Company. The language used in the press release is not correct. As a broker the Company does not actually “produce” cigars though it is integrally involved in the production of the cigars. The Company only “distributes” in the sense that the Company is constantly trying to find new wholesalers and retailers to carry the cigar, however all sales are directly between the manufacturer and the wholesaler.

Our Business, page 23

3.	Please revise this section and your management’s discussion and analysis section to provide more details regarding your business and how you intend to generate revenues. In light of your disclosure in response to our prior comment 2 that a defining feature of brokers is that revenues are generated by commission and not sales, please clarify whether you will earn revenues through sales to retailers, wholesalers, or on a commission basis. In this regard, we note your statement on page F-8 that “[t]he Company generates revenue from the sale of cigars upon delivery of cigars to the customer.” If your revenues will come from commissions, disclose how any commissions are or will be structured. Quantitative disclosure explaining commission structures will be helpful. Please also provide the material terms of your agreement with LJ Zucca Enterprises.

Answer: These changes have been made to page 23 of the registration statement.

Regulation and Litigation in the Tobacco Industry, page 24

4.	Please revise your disclosure on page 24 to address how regulations will impact you as a broker.

Answer:	There really is no specific risk factor as a broker different than if the Company was a distributor or manufacturer of a tobacco product. See the note on page 24 of the registration statement.

Sales and Marketing, page 24

5.	We note your disclosure that after initially contacting retailers, you plan to “follow up by phone with the contacts to try to close sales.” Please explain how this arrangement aligns with the characterization of your Company as a broker.

Answer:	The Company is able to generate revenues from any sale of cigars. To the extent that the Company can help to promote sales of the cigars through the wholesaler the company will receive revenue. That is why the company is making sales calls of their own.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TabacaleraYsidron, Inc.

By:	/s/ Ramon Tejeda
Name: Ramon Tejeda
Title: President